August 1, 2019

Sanjun Kuang
Chief Executive Officer
GJ Culture Group US, Inc.
4125 Blackhawk Plaza Circle, Suite 166
Danville, CA 94506

       Re: GJ Culture Group US, Inc.
           Registration Statement on Form S-1
           Filed on July 11, 2019
           File no. 333-232605

Dear Mr. Kuang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 11, 2019

Our success depends on the continuing efforts of our senior management team and other key personnel. , page 5

1. Please revise the body of your risk factor to name the senior management team and key personnel upon whom you rely.
Description of Business, page 15

2. Please revise to discuss all regulations material to conducting the company's operations.
       Please refer to Item 101((h)(4)(ix) of Regulation S-K.
 Sanjun Kuang
FirstName LastNameSanjun Kuang
GJ Culture Group US, Inc.
Comapany2019
August 1, NameGJ Culture Group US, Inc.
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Management's Discussion and Analysis of Financial Condition and results of Operations
General, page 39

3. We note that "revenues are comprised of providing promotions to your partner, who gives international study tour services and commission to be received from partner enrollment services". We also note that you describe your business on page 1 as providing educational services. Please expand your description of revenues to clarify whether you provide the educational services or whether you only receive commissions for enrolling customers in your partner's educational services. Please also expand your revenue recognition accounting policy on pages 46, F-10 and F-24 and description of business elsewhere in the document accordingly.
Results of Operations, page 40

4. We note that you expect to record the commission received from the partner for the enrollment service in the second or third fiscal quarter of 2019. Please expand the discussion to explain the nature and timing of recognizing the commission and whether the enrollment service has been provided prior to March 31, 2019 and are included in accounts receivable as of March 31, 2019 or whether these services are discussed as subsequent events. Also, please quantify the amounts already provided, if applicable.
Cash Flows, page 41

5. Please expand your discussion of investing activities on page 42 to describe the types of intangible assets acquired.
Liquidity and Capital Resources, page 43

6. We note that you state that you plan to fund your operations through the proceeds of offering pursuant to a Registration Statement on Form S-1. Please expand the disclosure to clarify that you will receive no proceeds from the sale of shares underlying this Form S-
         1, as only selling shareholders will receive the proceeds. Please also revise the disclosure on pages F-8 and F-23 accordingly.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

7. Please have your public accounting firm revise the wording of their review report so that the referenced audited period is the period covered by their audit report dated April 25,
         2019. That is, the period covered is from the date of inception to December 31, 2018 rather than the year ended December 31, 2018.
Note 3. Summary of Significant Accounting Policies, page F-23

8. Please expand your revenue recognition accounting policy to address your relationship with your partner, whether you receive commissions for enrolling customers in
 Sanjun Kuang
FirstName LastNameSanjun Kuang
GJ Culture Group US, Inc.
Comapany2019
August 1, NameGJ Culture Group US, Inc.
Page 3
August 1, 2019 Page 3
FirstName LastName
         educational services provided by your partner or whether you pay your partner commissions and you are responsible for providing the educational services. Please disclose the basis for recording revenue as a principal versus agent. Refer to ASC 606-10-
         55-36 for guidance.
Exhibits

9. Please revise the opinion of counsel to indicate that the shares are legally issued, fully paid, and non-assessable under Nevada law. Please refer to Staff Legal Bulletin 19,
         Section II.B.1., Substance of Legality Opinions.
Consent of WWC, P.C., page II-1

10. Refer to the Consent of WWC, P.C. in exhibit 23.1. We note that the report from WWC on page F-17 covers the period from the date of inception December 20, 2018 to
         December 31, 2018. We also note that the consent refers to the "year then ended". Please have your public accounting firm revise their consent to be consistent with their audit report.
General

11. We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available.
         Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the reference to the Zero Power Intelligence Research Institute at page
15.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Sanjun Kuang
GJ Culture Group US, Inc.
August 1, 2019
Page 4

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.



                                                           Sincerely,
FirstName LastNameSanjun Kuang
                                                           Division of
Corporation Finance
Comapany NameGJ Culture Group US, Inc.
                                                           Office of
Telecommunications
August 1, 2019 Page 4
cc:       Yue Cao
FirstName LastName